Exhibit 99.3

WHITE PROXY	WHITE PROXY

CENTRAL GOLDTRUST

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

WHITE FORM OF PROXY

The undersigned holder of trust units ("Units") of CENTRAL GOLDTRUST ("GoldTrust") hereby appoints Bruce D. Heagle of Ancaster, Ontario, or failing him, Michael A. Parente of Hamilton, Ontario, or instead of either of the foregoing, ____________________________ of _____________________ as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders of GoldTrust (the "Meeting") to be held at the Toronto offices of Bennett Jones LLP on Friday, the 1st day of May, 2015 at the hour of 11:00 a.m. (Toronto time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote for, to vote against or to withhold from voting, the Units registered in the name of each of the undersigned as specified below.

This WHITE proxy form should be read in conjunction with the accompanying Management Information Circular of GoldTrust dated April 6, 2015 (the "Circular").

GoldTrust voting recommendations are indicated by a darkened box.

***

1.	In respect of the re-appointment of Ernst & Young LLP, Chartered Accountants, as external auditor of GoldTrust and authorizing the Board of Trustees to fix their remuneration:

FOR	WITHHOLD

2.	In respect of the election of seven Trustees:

	FOR	WITHHOLD

Brian E. Felske

Glenn C. Fox

Bruce D. Heagle

Ian M.T. McAvity

Michael A. Parente

Jason A. Schwandt

J.C. Stefan Spicer

3.	In respect of an ordinary resolution, substantially in the form attached to the Circular as Appendix "A" ratifying and confirming the Advance Notice Rule (as defined in the Circular):

FOR	AGAINST

4.	In respect of a special resolution, substantially in the form attached to the Circular as Appendix "C" in respect of the Polar Proposal (as defined in the Circular):

FOR	AGAINST

WHITE PROXY	WHITE PROXY

The Units represented by this WHITE proxy will be voted for, voted against or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. IN THE ABSENCE OF ANY DIRECTION, YOUR UNITS WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF GOLDTRUST.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this WHITE proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this ___________ day of _____________________________, 2015

(Signature of Unitholder)
NOTES:

1.	A HOLDER OF UNITS HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A Unitholder may do so by inserting the name of such other person in the blank space provided.

2.	To be valid, proxies must be completed and delivered to CST Trust Company for receipt not later than 11:00 am (Toronto time) on Wednesday, April 29, 2015 or, in the case of an adjournment or postponement, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvened Meeting. Proxies may be returned to CST Trust Company by mail in an envelope addressed to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile to 416-368-2505 (within the Toronto area) or 1-866-781-3111 (outside the Toronto area).

3.	This WHITE form of proxy must be dated and signed by the holder of Units or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized. If the Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If the Units are registered in the name of a deceased Unitholder, the Unitholder's name must be printed in the space provided, this WHITE proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached. Where Units are held jointly, each owner must sign. If your address as shown is incorrect, please give your correct address when returning this WHITE proxy.

In many cases, Units beneficially owned by a holder (a "Non-Registered Unitholder") are registered in the name of a securities dealer or broker or other intermediary or clearing agency. Non-Registered Unitholders should, in particular, review the section entitled "How Can a Beneficial (Non-Registered) Unitholder Vote?" in the "Questions and Answers" section of the accompanying Circular.

4.	If this WHITE form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Unitholder.

5.	THIS WHITE FORM OF PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT (I.E.: THE SENIOR OFFICERS) OF GOLDTRUST.

6.	THIS WHITE FORM OF PROXY IS FOR USE BY UNITHOLDERS AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS OF GOLDTRUST TO BE HELD ON FRIDAY, MAY 1, 2015 AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF.